CORPORATE GOVERNANCE PRACTICES

CSA Guidelines			EXFO’s Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following directors are independent: Mr. Pierre-Paul Allard Mr. Pierre Marcouiller Mr. Guy Marier Dr. David A. Thompson Mr. André Tremblay (until January 20, 2011)
	(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
Mr. Germain Lamonde – non-independent – is President and Chief Executive Officer of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent.

From September 1, 2010 until January 20, 2011, 5 out of 6.
From January 20, 2011, until September 1, 2011, 4 out of 5.
From September 1, 2011 to October 1, 2011, 5 out of 6.
From October 1, 2011 until November 1, 2011, 6 out of 7.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Pierre Marcouiller is a Director of Canam Group Inc., a publicly listed corporation of Saint-Georges de Beauce, Quebec, Canada. André Tremblay is a Director of Transcontinental Inc., a publicly listed corporation of Montreal, Quebec, Canada.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meeting, as needed, annually and any Director may request such meeting at any time. Since September 1, 2010 and prior to November 1, 2011, seven (7) meetings of independent Directors without management occurred.

In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent director. Since 2002, the Corporation has named an independent director to act as “Lead Director”. Mr. Guy Marier acted as the independent “Lead Director” of the Corporation from January 2007 until January 2011. Mr. Pierre Marcouiller acts as the independent “Lead Director” of the Corporation since January 2011.

The Lead Director is an outside and unrelated director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of management. The appointment of a Lead Director is part of EXFO’s ongoing commitment to good corporate governance. The Lead Director will namely:

	●	provide independent leadership to the Board of Directors;
	●	select topics to be included in the Board of Directors meetings;
	●	facilitate the functioning of the Board of Directors independently of the Corporation’s management;
	●	maintain and enhance the quality of the Corporation’s corporate governance practices;
	●	in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
	●	recommend, where necessary, the holding of special meetings of the Board of Directors;
	●	serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
	●	manage and investigate any report received through the Corporation website pursuant to the Corporation’s Statement on reporting Ethical Violations and Ethics and Business Conduct Policy;
	●	work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	The table below indicates the directors' record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2011:
Director	Board meetings attended	Audit Committee meetings attended	Human Resources Committee meetings attended	Independent Directors meetings attended	Total Board and Committee meetings attendance rate
Lamonde, Germain	6 of 6	n/a	n/a	n/a	100%
Allard, Pierre-Paul	6 of 6	4 of 4	4 of 4	5 of 5	100%
Marcouiller, Pierre	5 of 6	4 of 4	4 of 4	5 of 5	95%
Marier, Guy	6 of 6	4 of 4	4 of 4	5 of 5	100%
Thompson, David	6 of 6	4 of 4	4 of 4	5 of 5	100%
Tremblay, André	3 of 4	2 of 2	2 of 2	2 of 3	82%
Attendance Rate:	94%	100%	100%	96%	97%

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.
The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (“Whistleblower Policy”) which are available on EXFO website at www.EXFO.com to all employees and initially distributed to every new employees of the Corporation.

	(b)	Adoption of a strategic planning process
The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems	The Board of Directors works with management to identify the Corporation’s principal risks and manages these risks through regular appraisal of management’s practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management
The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy
The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation’s current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems
The Audit Committee has the responsibility to review the Corporation’s systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation’s external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

	(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer
The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors’s corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors updated and adopted in March 2005 the following policies to fully comply with these responsibilities, which are updated on a regular basis:

			●	Audit Committee Charter*;
			●	Board of Directors Corporate Governance Guidelines*;
			●	Code of Ethics for our Principal Executive Officer and Senior Financial Officers*;
			●	Disclosure Guidelines;
			●	Ethics and Business Conduct Policy*;
			●	Human Resources Committee Charter*;
			●	Securities Trading Policy;
			●	Statement on Reporting Ethical Violations (Whistle Blower)*.

The Board of Directors also adopted in October 2006 the Policy Regarding Hiring Employees and Former Employees of Independent Auditors which is also available on EXFO website at www.EXFO.com. The Board of Directors also adopted in April 2007 the Best Practice regarding the Granting Date of Stock Incentive Compensation and adopted in October 2008 the Guidelines regarding the filing and disclosure of material contracts. The Board of Directors also adopted in October 2011 a majority voting policy for the election of Directors which is also available on EXFO website at www.EXFO.com.

* available on EXFO website at www.EXFO.com.

	(h)	Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials
The Board of Directors is also responsible for the establishment and functioning of all Board of Directors committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chair of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

			●	provide leadership to the Board of Directors or Committee;
			●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
			●	facilitate the functionary of the Board of Directors or Committee;
			●	promote best practices and high standards of corporate governance.

(b)
Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the CEO. The President and Chief Executive Officer, along with the rest of management placed under his supervision, is responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding
		i.	the role of the board, its committees and its directors, and	The Human Resources Committee Charter foresees that the Human Resource Committee maintains an orientation program for New Directors.
		ii.	the nature and operation of the issuer’s business.
Presentations and reports relating to the Corporation’s business and affairs are provided to new Directors. In addition, new Board of Directors members meet with senior management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for Directors. In March 2010, the independent directors of the Corporation attended a training session that concerned director liability and governance. The training session addressed the legal duties of directors and governance as a way to discharge director’s duties. In October 2010, the independent directors of the Corporation attended a training session that concerned independence practices, governance best practices and upcoming topics in governance best practices. In June 2011, the independent directors of the Corporation attended a training session that concerned executive compensation and related governance developments.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance Guidelines (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers (iii) Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations “Whistleblower Policy” which are available on the Corporation’s website at www.EXFO.com.

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and
The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone that does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.
provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2011 with respect to any conduct constituting a departure from our Code of Ethics.
(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Board of Directors members should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.
The Corporation has instituted and follows a “Whistleblower Policy” where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so fell required.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.
The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of directors and Officers.

(b)
Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier.

The Human Resources Committee Charter foresees:

●
recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual directors, and seeing to its implementation;

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●
recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.
The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as a Director of the Corporation.

(b)
Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of five members all of who are independent Directors. The Chairman of the Human Resources Committee is Mr. Guy Marier.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees:
			●	The Committee to review and approve on an annual basis with respect to the annual compensation of all senior officers;
●
The Committee to review and approve, on behalf of the Board of Directors (“the Board”) or in collaboration with the Board as applicable, on the basis of the attribution authorized by the Board, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation’s LTIP or the Deferred Share Unit Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board;

			●	The Committee to recommend to the Board from time to time the remuneration to be paid by the Corporation to Directors;
			●	The Committee to make recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans.
(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In 2007, the Corporation engaged two human resources consultants, Mercer (Canada) Ltd. (“Mercer”) and Aon Corporation (“Aon”), to advise whether the compensation positioning of the Corporation was still aligned with the comparative market. Further to recommendations from Mercer and Aon, the Corporation decided to gradually align the compensation positioning (for the base salary, short-term and long-term incentives) from the fiftieth percentile to the sixtieth percentile for selected position (hereinafter in this Circular referred to as the “Target Compensation Positioning”) over the following three (3) years.

In 2008, the Corporation engaged Hewitt Associates LLC to conduct a world-wide market analysis for selected international positions. The survey included annual base salary, bonuses and commission plans.

In 2009, the Corporation appointed Mercer to review the compensation positioning of the Corporation. Mercer confirmed that the Corporation’s compensation scheme (base salary, short-term compensation, long-term compensation) was still aligned with the comparative market but some adjustments were proposed to be made for certain executive officers. Considering the overall economic situation, the adjustments proposed by Mercer were postponed.

In 2010, the Corporation engaged Mercer to conduct a study of the Corporation’s executive compensation plans. The study examined the total compensation including the fix components (i.e., base salary, pension, benefits and perquisites) and the variable components (i.e., short-term and long-term incentives). The analysis of Mercer indicated that adjustments were required primarily to base salary levels, long-term incentive plan as well as pension value. Any adjustments were made from a total compensation perspective. Mercer has suggested modifying the compensation philosophy to progressively align the executive compensation toward a total compensation to the fiftieth percentile for expected performance with an opportunity, conditional on performance, to exceed the fiftieth percentile total compensation (hereinafter in this Circular referred to as the “Target Total Compensation”). Further to such recommendations, the Corporation has decided to gradually align over the following three (3) years the compensation positioning according to the Target Total Compensation scheme proposed by Mercer for the compensation plans of the financial year starting September 1st, 2010 (“Mercer Three Year Compensation Plan”).

In 2011, The Corporation pursued its Mercer Three Year Compensation Plan described above. Therefore, the Corporation did not conduct any study of the Corporation’s executive compensation plans in 2011. The Corporation is planning to conduct such survey in 2012 to adjust, as the case may be, its Mercer Three Year Compensation Plan.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board has no other standing committee.
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board assumes direct responsibility for the monitoring of the Board’s corporate governance practices, the functioning of the Board and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board’s performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation the Board’s responsibilities and functions and the performance of the Board’s Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and grank commentary and are discussed at the next regular meeting of the Human Resources Committee or Independent Board members meeting.